OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

VeriChip Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
92342V105
(CUSIP Number)
William J. Caragol
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 20, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92342V105	Page 2 of 6

1	NAMES OF REPORTING PERSONS William J. Caragol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		671,519

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		464,112

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	671,519

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	92342V105	Page 3 of 6
Item 1. Security and Issuer
This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of VeriChip Corporation, a Delaware corporation (the “Issuer”), and is being filed by William J. Caragol. The principal office of the Issuer is located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.
Item 2. Identity and Background
The name of the reporting person is William J. Caragol. His business address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and his present principal occupation is acting chief financial officer of the Issuer and chief executive officer, president, acting chief financial officer, and director of IFTH Acquisition Corp. (“IFTH”), both of which have offices at the above-described business address. The Issuer has historically developed, marketed and sold radio frequency identification systems used for the identification of people in the healthcare market, and is currently focused on its options and other strategic opportunities. IFTH offers identity security products and services. Mr. Caragol is a citizen of the United States of America.
Mr. Caragol has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On February 20, 2009, as compensation for services that Mr. Caragol has rendered and will render to the Issuer from January 1, 2009 through July 31, 2009, Mr. Caragol was issued 518,519 restricted Shares, of which 20% vested on February 20, 2009, 40% will vest on April 1, 2009, and the remaining 40% will vest on July 31, 2009. Mr. Caragol acquired beneficial ownership of his other 153,000 Shares while serving as an officer of the Issuer.
Item 4. Purpose of Transaction
The information set forth in Item 3 is incorporated by reference into this Item 4. Except as set forth in this Schedule 13D, Mr. Caragol does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	92342V105	Page 4 of 6
Item 5. Interest in Securities of the Issuer
(a) Mr. Caragol beneficially owns 671,519 Shares, representing 5.05% of the outstanding Shares, which includes 50,000 options that are currently exercisable for Shares.
(b) Mr. Caragol has sole voting power over 671,519 Shares. He has sole dispositive power over 464,112 Shares, including 207,408 Shares that are currently restricted as to transfer, but will vest on April 1, 2009 (within sixty days of the filing date of this Schedule 13D). Mr. Caragol lacks dispositive power over 207,407 Shares, which are restricted as to transfer and will vest on July 31, 2009. See Item 2 above for identity and background information regarding Mr. Caragol.
(c) On February 20, 2009, as compensation for services that Mr. Caragol has rendered and will render to the Issuer from January 1, 2009 through July 31, 2009, Mr. Caragol was issued 518,519 restricted Shares, of which 20% vested on February 20, 2009, 40% will vest on April 1, 2009, and the remaining 40% will vest on July 31, 2009. No other transactions involving the securities of the Issuer were effected during the past 60 days by Mr. Caragol.
(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Caragol.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Mr. Caragol, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Caragol and any other person, with respect to any securities of the Issuer.

CUSIP No.	92342V105	Page 5 of 6
Item 7. Material to be Filed as Exhibits
Not applicable.

CUSIP No.	92342V105	Page 6 of 6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 27, 2009
/s/ William J. Caragol
Name: William J. Caragol